Net investment income (loss) and net realized gain (loss) may differ for financial statement and tax purposes. The character of dividends and distributions made during the fiscal year from net investment income or net realized gains may differ from their ultimate characterization for federal income tax purposes. Also, due to timing of dividends and distributions, the fiscal year in which amounts are distributed may differ from the fiscal year in which the income or net realized gain was recorded by the Fund. The tax character of distributions paid during the years ended September 30, 2008 and September 30, 2007 was as follows:


                                                Year Ended           Year Ended
                                        September 30, 2008   September 30, 2007
                                        ---------------------------------------
Distributions paid from:
Exempt-interest dividends                     $ 80,752,207         $ 76,614,003
Ordinary income                                    133,118              556,447
Long-term capital gain                                  --                   --
Return of capital                                       --                   --
                                        ---------------------------------------
Total                                          $80,885,325          $77,170,450